Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02015134

02 FEB 13 AM 8:05

31st October 2001

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a copy of a letter dated 31st October 2001 in respect of the above Company which was sent to the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Encl

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Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsl@jardines.com

Group Secretariat

31st October 2001

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
- Share Repurchase

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase	:	31st October 2001
Total number of shares repurchased	:	110,000 shares
Highest price paid per share	:	US$5.602
Lowest price paid per share	:	US$5.600

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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